Exhibit 99.1

Pacific Drilling Announces Second-Quarter 2018 Results

LUXEMBOURG, August 14, 2018—Pacific Drilling S.A. (OTC: PACDQ) today reported results for the second quarter of 2018. Net loss for the second-quarter 2018 was $103.7 million or $4.86 per diluted share, compared to net loss of $96.1 million or $4.50 per diluted share for the first-quarter 2018, and net loss of $138.1 million or $6.48 per diluted share for second-quarter 2017.

Pacific Drilling CEO Paul Reese commented, “This quarter we continued to provide outstanding operational services to our clients, delivering revenue efficiency of 98.7 percent. Our strong operating results have been recognized by clients as we successfully secure new work for our high-specification, deepwater drillship fleet. Petronas recently exercised its option to contract Pacific Santa Ana for an additional year of work commencing in mid-2019. In addition, we have a letter of intent from Eni for Pacific Bora to work in Nigeria, as well as two letters of award for drilling services in the U.S. Gulf of Mexico for Pacific Khamsin and Pacific Meltem.”

Update on Financial Restructuring under the Protection of Chapter 11

On July 31, 2018, Pacific Drilling filed a plan of reorganization in our Chapter 11 proceedings (the “Plan”) based on a proposal presented to our Board of Directors by an ad hoc group of our secured creditors (collectively, the “Ad Hoc Group”).

Pursuant to the Plan, we expect to raise $1.5 billion of new capital comprised of $1.0 billion in a combination of first and second lien secured notes and $500.0 million of equity. Under the Plan, existing holders of Pacific Drilling common shares would receive no recovery.

The Plan was developed over the course of comprehensive mediation discussions between Pacific Drilling’s Board of Directors and our stakeholders. The Plan will strengthen Pacific Drilling’s balance sheet by reducing its leverage and delivering a substantial amount of new capital. Upon consummation of the Plan, Pacific Drilling’s cash position will be significantly enhanced, and we will be in a much stronger financial position to take advantage of our dedicated, high-specification deepwater drillship fleet in anticipation of an improving market for offshore drilling services.

On August 10, 2018, we filed motions with the Bankruptcy Court requesting (i) an order authorizing us to enter into a commitment letter and related agreements relating to the offering of the new first and second lien notes and incur and pay certain related fees and/or premiums, indemnities, costs and expenses; and (ii) approval of the Disclosure Statement.

However, on August 10, 2018, the Bankruptcy Court entered an order requiring our majority shareholder, Quantum Pacific (Gibraltar) Limited and potential co-investors (collectively, the “QP Group”), the Ad Hoc Group and Pacific Drilling to participate in additional mediation through August 24, 2018 in order to explore the possibility for the QP Group and the Ad Hoc Group to reach agreement on a consensual plan.

The Plan comprises a balance sheet restructuring that will provide stronger support for our operations. Additionally, upon consummation of the Plan, we expect to pay all unsecured trade claims in full. Consummation of the Plan is subject to bankruptcy court approval, completion of the anticipated financing transactions and other customary conditions.

Second-Quarter 2018 Operational and Financial Commentary

Second-quarter 2018 contract drilling revenue was $66.6 million, which included $5.9 million of deferred revenue amortization. This compared to first-quarter 2018 contract drilling revenue of $82.1 million, which included $6.2 million of deferred revenue amortization. The decrease in revenue resulted primarily from a lower number of days under contract for the Pacific Santa Ana and the Pacific Bora.

During the second quarter, the Pacific Drilling operating fleet of drillships achieved rig-related revenue efficiency averaging 98.7%. Including unpaid downtime related to integrated services on the Pacific Santa Ana, our revenue efficiency averaged 97.2% for the second quarter.

Operating expenses were $56.0 million compared to $64.4 million in the first-quarter 2018. The decrease in operating expenses was primarily the result of Pacific Santa Ana completing its contract on May 7, 2018. Additionally, idle costs were reduced as three of our drillships in Las Palmas achieved a full quarter of modified smart-stack status cost savings. The daily average per rig costs of the modified smart-stacked drillships were less than $8,000.

Second-quarter 2018 general and administrative expenses were $12.9 million compared to $17.2 million for the first-quarter 2018. Excluding certain legal and financial advisory fees, corporate overhead expenses(a) for the second-quarter 2018 were $11.3 million, compared to $11.6 million for the first-quarter 2018.

Adjusted EBITDA(b) for the second-quarter 2018 was $(2.5) million, compared to $1.1 million in the first-quarter 2018.

Interest expense for the second-quarter 2018 was $17.2 million, as compared to $14.9 million for the first quarter 2018, primarily due to higher interest rates on our variable rate debt and accruing interest at the default rate on the Revolving Credit Facility after reaching its schedule maturity in June 2018. We are not accruing interest expense subsequent to the Petition Date for the 2017 Senior Secured Notes, the 2020 Senior Secured Notes and the Senior Secured Term Loan B, as we believe this interest is not probable of being treated as an allowable claim in the Chapter 11 proceedings.

Income tax expense for the second-quarter 2018 was $0.5 million, compared to $0.3 million for the first-quarter 2018.

For the second-quarter 2018, cash flow from operations was $(26.7) million. Cash balances, including $8.5 million in restricted cash, totaled $239.4 million as of June 30, 2018.

Additional information about our Chapter 11 proceedings, including our plan of reorganization, can be found (i) in the Company’s Form 20-F containing our annual report for the period ended December 31, 2017 as filed with the SEC, (ii) other documents available on the Company’s website at www.pacificdrilling.com/investor-relations/sec-filings, and www.pacificdrilling.com/restructuring and (iii) via the Company’s restructuring information line at +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

The Company intends to continue to file quarterly and annual reports with the SEC, which will also be available on the Company’s website. The Company will not be holding an earnings conference call this quarter.

Footnotes

(a)

Corporate overhead expenses is a non-GAAP (U.S. generally accepted accounting principles) financial measure. For a definition of corporate overhead expenses and a reconciliation to general and administrative expenses, please refer to the schedule included in this release.

(b)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as   “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature.  The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our plan of reorganization; projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to confirm and consummate our plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs to complete our plan of reorganization and our ability to execute our business and restructuring plan generally; the risk that our plan of reorganization may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrillng.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,
	2018	2018	2017	2018	2017
Revenues
Contract drilling	$66,564	$82,069	$67,073	$148,633	$172,582
Costs and expenses
Operating expenses	(55,968)	(64,354)	(64,988)	(120,322)	(125,436)
General and administrative expenses	(12,881)	(17,204)	(20,149)	(30,085)	(42,610)
Depreciation expense	(70,070)	(69,920)	(69,863)	(139,990)	(139,494)
	(138,919)	(151,478)	(155,000)	(290,397)	(307,540)
Operating loss	(72,355)	(69,409)	(87,927)	(141,764)	(134,958)
Other income (expense)
Interest expense	(17,211)	(14,929)	(50,388)	(32,140)	(100,399)
Reorganization items	(13,477)	(12,032)	—	(25,509)	—
Other income (expense)	(223)	593	496	370	(233)
Loss before income taxes	(103,266)	(95,777)	(137,819)	(199,043)	(235,590)
Income tax expense	(478)	(274)	(247)	(752)	(2,323)
Net loss	$(103,744)	$(96,051)	$(138,066)	$(199,795)	$(237,913)
Loss per common share, basic	$(4.86)	$(4.50)	$(6.48)	$(9.36)	$(11.17)
Weighted average number of common shares, basic	21,366	21,339	21,317	21,352	21,295
Loss per common share, diluted	$(4.86)	$(4.50)	$(6.48)	$(9.36)	$(11.17)
Weighted average number of common shares, diluted	21,366	21,339	21,317	21,352	21,295

PACIFIC DRILLING S.A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	June 30,	March 31,	December 31,
	2018	2018	2017
Assets:
Cash and cash equivalents	$230,871	$264,450	$308,948
Restricted cash	8,500	8,500	8,500
Accounts receivable, net	37,593	49,193	40,909
Materials and supplies	85,377	86,223	87,332
Deferred costs, current	11,748	12,789	14,892
Prepaid expenses and other current assets	11,975	11,964	14,774
Total current assets	386,064	433,119	475,355
Property and equipment, net	4,522,148	4,585,463	4,652,001
Long-term receivable	202,575	202,575	202,575
Other assets	29,454	30,380	33,030
Total assets	$5,140,241	$5,251,537	$5,362,961

Liabilities and shareholders’ equity:
Accounts payable	$15,134	$14,600	$11,959
Accrued expenses	27,467	27,863	36,174
Accrued interest	4,780	5,774	6,088
Deferred revenue, current	21,102	20,946	23,966
Total current liabilities	68,483	69,183	78,187
Deferred revenue	3,353	8,308	12,973
Other long-term liabilities	30,039	30,963	32,323
Total liabilities not subject to compromise	101,875	108,454	123,483
Liabilities subject to compromise	3,084,807	3,086,417	3,087,677
Shareholders’ equity:
Common shares	214	213	213
Additional paid-in capital	2,367,630	2,367,187	2,366,464
Accumulated other comprehensive loss	(14,107)	(14,300)	(14,493)
Accumulated deficit	(400,178)	(296,434)	(200,383)
Total shareholders’ equity	1,953,559	2,056,666	2,151,801
Total liabilities and shareholders’ equity	$5,140,241	$5,251,537	$5,362,961

PACIFIC DRILLING S. A. (DEBTOR IN POSSESSION) AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,
	2018	2018	2017	2018	2017

Cash flow from operating activities:
Net loss	$(103,744)	$(96,051)	$(138,066)	$(199,795)	$(237,913)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	70,070	69,920	69,863	139,990	139,494
Amortization of deferred revenue	(5,853)	(6,150)	(5,118)	(12,003)	(36,197)
Amortization of deferred costs	4,254	5,007	2,556	9,261	5,862
Amortization of deferred financing costs	—	—	8,310	—	16,401
Amortization of debt discount	—	—	314	—	619
Deferred income taxes	(646)	(1,762)	(959)	(2,408)	(51)
Share-based compensation expense	448	723	1,791	1,171	4,006
Reorganization items	2,170	4,707	—	6,877	—
Changes in operating assets and liabilities:
Accounts receivable	11,600	(8,284)	4,273	3,316	58,484
Materials and supplies	846	1,109	513	1,955	1,710
Prepaid expenses and other assets	(458)	4,329	(8,531)	3,871	(10,026)
Accounts payable and accrued expenses	(6,294)	(12,745)	(10,687)	(19,039)	5,734
Deferred revenue	932	(1,413)	2,224	(481)	7,072
Net cash used in operating activities	(26,675)	(40,610)	(73,517)	(67,285)	(44,805)
Cash flow from investing activities:
Capital expenditures	(6,900)	(3,888)	(3,297)	(10,788)	(13,424)
Purchase of available-for-sale securities	—	—	(4,000)	—	(4,000)
Net cash used in investing activities	(6,900)	(3,888)	(7,297)	(10,788)	(17,424)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(4)	—	(37)	(4)	(191)
Payments on long-term debt	—	—	(10,058)	—	(144,598)
Payments for financing costs	—	—	(927)	—	(3,591)
Net cash used in financing activities	(4)	—	(11,022)	(4)	(148,380)
Net decrease in cash and cash equivalents	(33,579)	(44,498)	(91,836)	(78,077)	(210,609)
Cash, cash equivalents and restricted cash, beginning of period	272,950	317,448	507,395	317,448	626,168
Cash, cash equivalents and restricted cash, end of period	$239,371	$272,950	$415,559	$239,371	$415,559

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017

Net loss	$(103,744)	$(96,051)	$(138,066)	$(199,795)	$(237,913)
Add:
Interest expense	17,211	14,929	50,388	32,140	100,399
Depreciation expense	70,070	69,920	69,863	139,990	139,494
Income tax expense	478	274	247	752	2,323
EBITDA	$(15,985)	$(10,928)	$(17,568)	$(26,913)	$4,303

Add:
Reorganization items	13,477	12,032	—	25,509	—
Adjusted EBITDA	$(2,508)	$1,104	$(17,568)	$(1,404)	$4,303

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain legal expenses related to the arbitration proceeding and patent litigation, as well as legal and financial advisory expenses related to debt restructuring efforts incurred prior to the Petition Date. We included corporate overhead herein because it is used by management to measure the Company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of Company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
General and administrative expenses	$12,881	$17,204	$20,149	$30,085	$42,610
Subtract:
Legal and advisory expenses	(1,542)	(5,648)	(6,400)	(7,190)	(12,468)
Corporate overhead expenses	$11,339	$11,556	$13,749	$22,895	$30,142